

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Haiping Li
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
46/F, Tower II, Jing An Kerry Centre
1539 Nanjing West Road
Shanghai 200040, China

> **Re: Hello Group Inc.**
> **SC TO-I filed May 5, 2023**
> **File No. 005-88567**

Dear Haiping Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I

Notice of Repurchase of Notes -- Right of Withdrawal, page 13

1. Please provide us your legal analysis of your compliance with Rule 13e-4(f)(2)(i) given your advice to security holders to withdraw tendered securities by June 13, 2023, which predates your offer's expiration date of June 29 at 5 p.m.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions